ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 4, 2014	George G. Baxter
T +1 617 951 7748
F +1 617 235 7339
george.baxter@ropesgray.com

VIA EDGAR

Re:                             PNC Funds (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 100

Dear Ms. Dubey:

I am writing on behalf of PNC Funds to respond to supplemental comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 100 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A (the “Registration Statement”).  PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 15, 2013 for the purpose of registering two new series of PNC Funds, PNC Mid Cap Index Fund and PNC Small Cap Index Fund (the “New Index Funds”), to register two new classes of shares of PNC S&P 500 Index Fund (together with the New Index Funds, each a  “Fund,” and together the “Index Funds”), and to amend information with respect to the Class I shares of the PNC S&P 500 Index Fund.  The Staff’s comments and PNC Funds’ responses are set forth below.

Prospectus

1.                                      Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Index Fund states that the Fund may also invest in certain index derivatives with economic characteristics similar to one or more of the common stocks in the relevant index, and states further that the Fund “may use derivatives, for example, as a substitute for taking a position in an underlying asset, to manage risk/volatility or as part of a hedging strategy.”  Please explain how the Index Funds value derivatives for purposes of meeting the 80% investment policy described in each Fund’s Prospectus.  If the Fund’s practice is to value derivative instruments other than by reference to their market values, please explain how that practice is consistent with Rule 35d-1 under the Investment Company Act of 1940.

Response: For purposes of testing compliance with a policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, PNC Funds’ current practice is to value derivative instruments by reference to their market values.

Statement of Additional Information

2.                                      Comment: The Staff notes that the Restriction 1(e) that applies to the New Index Funds currently states that each New Index Fund “may” cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of and securities related to one or more issuers conducting their principal activities in the same industry or group of industries if the components of the index whose performance the Fund seeks to approximate are concentrated in that industry or group of industries at the time of the Fund’s purchase.    Please revise Restriction 1(e) to state that each of the New Index Funds “will” cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of and securities related to one or more issuers conducting their principal activities in the same industry or group of industries.

Response:  Each New Index Fund confirms supplementally that it expects to concentrate its investments in any industry in which the index whose performance the Fund seeks to approximate is concentrated when doing so is consistent with the Fund’s investment objective of seeking to approximate the performance of its index.  However, under certain circumstances, certain considerations (e.g., trading costs, market liquidity) may cause the investment adviser to a New Index Fund to conclude that replicating the index’s precise industry exposure is inconsistent with the Fund’s investment objective.  The Funds respectfully submit that the reservation of this flexibility is consistent with prior statements of the Staff regarding industry concentration as described below.

For example, in BlackRock Multi-Sector Income Trust, SEC Staff No-Action Letter (July 8, 2013) (the “BlackRock letter”), the Staff stated: “[s]ection 8(b)(1) of the 1940 Act requires an investment company (“fund”) to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments, . . . Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.” (Footnotes omitted and emphasis added).

PNC Funds respectfully submits that the New Index Funds’ referenced policy clearly states the circumstances in which they may concentrate in an industry or group of industries.  For example, each New Index Fund may only cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of and securities related to one or more issuers conducting their principal activities in the same industry or group of industries at a time when the index whose performance it seeks to approximate is so concentrated.

Notwithstanding the above, each New Index Fund expects to add additional disclosure to its Statement of Additional Information to clarify that it normally intends to concentrate its investments in any industry in which the index whose performance it seeks to approximate is concentrated when doing so is consistent with the Fund’s investment objective of seeking to approximate the performance of the index.

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at 617-951-7748 if you have any questions or require additional information.

Regards,

/s/ George G. Baxter
George G. Baxter